UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 17 April, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 17 April 2025: Production and Sales Metrics for the nine-months ended 31 March 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2025

Sasol has published its production and sales performance metrics for the nine months ended 31 March 2025 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

Business performance

Our margins continue to face pressure due to the prevailing global macro-economic pressures and geopolitical uncertainties. We continue to implement self-help measures across the business which have protected free cash flow.

In the Southern Africa Energy and Chemicals business, coal quality continues to impact Secunda Operations (SO). The destoning project to improve the quality of coal is progressing well and remains on track for completion in H1 FY26, within the previously communicated cost of less than R1 billion. However, to support gasifier effectiveness for the period until the destoning plant is in beneficial operation, a management decision was taken to reduce own coal production by a further ~2mt and replace it with higher quality purchased coal, which contains lower sinks. Natref experienced a delay in the production ramp up post the fire incident in January 2025. This delay, as well as an unplanned operational outage at SO in Q3 FY25 impacted production and consequently fuels and South African chemicals sales volumes.

Revenue in International Chemicals increased in Q3 FY25 compared to the previous quarter, mainly driven by higher average prices in both America and Eurasia. However, sales volumes declined, largely due to operational outages in America. While the business environment remains challenging, EBITDA has improved as a result of proactive management initiatives compared to the prior year.

Business updates

In February 2025, we received the renewed atmospheric emissions licenses (AELs) for SO. The AEL includes the required variation to reflect the appeal decision related to sulphur

emissions from the steam plant boilers. We also received the renewed AEL for Natref, effective 1 April 2025.

In March 2025, National Treasury published the 2025 Budget Review, signaling a more supportive carbon tax policy environment for South Africa. Notably, the retention of the 60% basic tax-free allowance until at least 2030 (versus the previously proposed step-down from 2026) reflects a constructive shift that supports investment certainty and South Africa's energy transition goals.

Sasol exited the US Phenolics business in March 2025 as part of our ongoing asset optimisation initiative aimed at improving margins and longer-term competitiveness of the International Chemicals business. Shutdown and decommissioning activities of both the Greens Bayou and Winnie sites in Texas are expected to begin later in CY25.

Outlook

On 3 April 2025, the US government announced changes to US import tariffs, followed by a suspension of these tariffs for most countries for 90 days, announced on 9 April 2025. As global markets continue to adjust to the recent tariff changes, we are actively assessing the potential impact on our operations, supply chain, and pricing strategies. Engagements with the relevant stakeholders are ongoing and we remain focused on ensuring continuity, mitigating potential disruptions and identifying any upside opportunities for Sasol. We continue to maintain strong liquidity and strict cost management, which supports our ability to navigate external uncertainties.

Our ongoing hedging programme aims to ensure downside protection of the balance sheet. To date, the FY25 hedging programme is now complete, while the FY26 programme is nearing completion, with only Q4 FY26 oil hedges still open. The average Brent crude oil floor price for Q4 FY25 is ~US$64/bbl, with FY26 hedge floors averaging ~US$60/bbl. Please refer to the hedging update on the last page.

Market guidance for Gas, Oryx, SO and Natref remains intact. Aligned with the management decision taken to reduce own production of poor quality coal and replace it with higher quality external purchases, Mining's production outlook has been revised downward to 28 - 30 mt. The associated mining cost per ton is now expected to range between R650 - R670 per ton. Fuels sales volumes are expected to decrease to 1 - 3% lower than FY24 largely due to the supply disruptions. Chemicals Africa sales volumes are also projected to be 2 - 4% lower than FY24, driven by lower SO production and the uncertainty surrounding ongoing global tariff disputes.

International Chemicals sales volumes are expected to be at the lower end of our previous guidance, which indicated a 4 - 8% decrease compared to FY24. This is primarily due to the unplanned Louisiana Integrated Polyethylene LLC (LIP) JV cracker outage in the US and the uncertainty surrounding ongoing global tariff disputes.

Financial metrics for FY25 remain broadly in line with guidance. Cash fixed cost increase is expected to remain below inflation and capital expenditure to be at the lower end of our guided range of R28 - R30 billion.

17 April 2025
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 April 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary